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                            12B25 FOR MARCH 29, 2005

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                              Amended Form 12b-25

                           NOTIFICATION OF LATE FILING

                                    Form 10-K

                     [For Period Ended: December 31, 2004]

                         Commission file number 0-15464

                                RADVA CORPORATION
                            (Full name of Registrant)

                              301 West Main Street
          (Address of Principle Executive Offices (street and number))

                                Radford, VA 24141
                           (City, State and Zip Code)


PART II - RULES 12B-25 (B) AND (C)

         If the subject could be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check if appropriate).

    X    (a)      The reasons described in reasonable detail in part III of the
   ---            form could not be eliminated without unreasonable effort of expense;

    X    (b)      The subject annual report, on form 10-K, will be filed on
   ---            or before the fifteenth calendar day following the prescribed due date.

         (c)      The accountant's statements or other exhibit required by Rule
   ---            12b-25 (c) has been attached if applicable.


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PART III - NARRATIVE

         The Company was delayed in compiling certain information necessary for it to complete its corrections to its Form 10-K for 2003. These changes have been discussed with the SEC through correspondence between October 2003 and March 2004. A final report for 2004 could not be completed before issues related to the 2003 Form 10-K were resolved.

         The Company has filed all other reports required since reporting requirements were instituted.

PART IV - OTHER INFORMATION

1) Name and telephone number of person to contact in regard to this notification

     William Fry  540-639-2458

2) Have all other reports required under Section 13 or 15 (b) of the Securities and Exchange Act of 1934 or Section 30 or the Investments Act of 1940 during the preceding 12 months (or for such shorter) period that the Registrant was required to file such reports been filed? If answer is no, identify report (s).

         X   Yes        No
        ---        ---

3) The Company will write off $515,000 of intangible assets and report it as having been written off in prior years to which they apply or a prior period adjustment as appropriate.

     In addition, the Company will report an additional $193,000 in fourth quarter losses which included the write off of $40,000 in loan cost and the write off of a $50,000 receivable dating to 1995.



                                RADVA CORPORATION
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:    March 31, 2005          By: /s/ William Fry
                                     -----------------------------
                                     William Fry, CFO